Exhibit 12.1
                       UNITED STATES STEEL CORPORATION
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                        AND PREFERRED STOCK DIVIDENDS
                                 (Unaudited)
         ----------------------------------------------------------
                            (Dollars in Millions)


                             Three Months
                                Ended       Year Ended December 31
                               March 31--------------------------------
                             2002  2001  2001  2000   1999  1998  1997
                             ----  ----  ----  ----   ----  ----  ----
Portion of rentals
  representing interest       $11   $10   $45   $48    $46   $52   $47
Capitalized interest           -     -      1     3      6     6     7
Other interest and fixed
  charges                      35    54   153   115     75    47    91
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent        -     3    12    12     14    15    20
                             ----  ----  ----  ----   ----  ----  ----
Combined fixed charges
  and preferred stock
  dividends (A)               $46   $67  $211  $178   $141  $120  $165
                             ====  ====  ====  ====   ====  ====  ====
Earnings-pretax income
  with applicable
  adjustments (B)            $(50) $(69)$(387) $187   $295  $618  $781
                             ====  ====  ====  ====   ====  ====  ====

Ratio of (B) to (A)            (a)   (b)   (c) 1.05   2.10  5.15  4.72
                             ====  ====  ====  ====   ====  ====  ====

(a) Earnings did not cover fixed charges by $96 million.
(b) Earnings did not cover fixed charges by $136 million.
(c) Earnings did not cover fixed charges by $598 million.